Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

EAGLE ACQUISITION CORP.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

Eagle Acquisition Corp., a Delaware corporation (hereinafter called the "Corporation"), does hereby certify as follows:

FIRST: Article FIRST of the Corporation's Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

FIRST: The name of the corporation is Eagleline Acquisition Corp. (hereinafter the "Corporation").

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 27th day of October, 2016.

EAGLE ACQUISITION CORP.

By:	/s/ Joseph Fox
Name: Joseph Fox
Title: President